SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

For more information, visit our
website at www.braskem.com.br
our contact our Investor Relations
Department.

José Marcos Treiger
Investor Relations Director
Tel: (55 11) 3443 9529
jm.treiger@braskem.com.br

Luiz Henrique Valverde
Investor Relations Manager
Tel: (55 11) 3443 9744
luiz.valverde@braskem.com.br

Luciana Ferreira
Investor Relations Manager
Tel: (5511) 3443 9178
luciana.ferreira@braskem.com.br

BRASKEM INITIATES PROCESS TO MERGE POLIALDEN
Net present value of operating synergies is estimated at R$80 million

São Paulo, Brasil, May 16, 2006 --- Braskem (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, and Polialden are inviting their respective shareholders to participate in Extraordinary General Shareholders’ Meetings on May 31, 2006, at which the proposed merger of Polialden with and into Braskem will be discussed. This proposed merger is consistent with Braskem’s commitment to add value for all of its shareholders, in addition to permitting the company to streamline its corporate structure and capture important synergy gains, thereby further improving its competitiveness.

“This initiative is another important stage in the corporate integration process of Braskem and marks the end of a series of transactions that formed the company out of six different,” said José Carlos Grubisich, chief executive officer of Braskem. “The model for this merger, like in prior stages of this process, was designed to align the interests of all shareholders, and will guarantee to shareholders of Polialden that choose to become shareholders of Braskem access to the differentiated benefits offered by Braskem to its shareholders,” he added.

Braskem already owns 100% of Polialden’s voting share capital and approximately 63.7% of its total share capital. In the merger, Braskem is offering to exchange 33.62 of its class A preferred shares for each lot of 1,000 Polialden shares, based on an appraisal report with respect to both companies prepared by PricewaterhouseCoopers Auditores Independentes with financial inform ation related to both companies at and for the three months ended March 31, 2006. This proposed exchange represents a 6.76% premium over the fair market value of the respective shareholders’ equity of these companies.

To maintain the structure of Braskem’s existing share capital, prior to the merger it will be necessary to approve the conversion of 2,632,119 of Braskem’s class A preferred shares into Braskem common shares. In addition, Braskem will issue 7,878,825 class A preferred shares, increasing its share capital by R$105.3 million and thereby expand its base of shares traded in the market, causing its free float to reach approximately 53%. If the merger is approved, Polialden’s minority shareholders will have until July 1, 2006 to exercise their appraisal rights. Polialden shareholders that exercise their appraisal rights will receive a cash payment of R$0.449 per share.

The net present value of synergy gains to be captured thr ough this merger is estimated at approximately R$80 million. After these gains have been captured, the aggregate value of the synergistic gains that have been captured since Braskem was created will reach approximately R$400 million, over 20% more than the goal announced at the time. “This fact confirms the discipline and capacity of the company in implementing its plans and reflects important competencies to be used during the next stages of Braskem’s growth project,” concluded Grubisich.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and is among the three largest Brazilian privately-owned industrial companies. The company operates 13 manufacturing plants located throughout Brazil and has an annual production capacity in excess of 5.8 million tons of thermoplastic resins and other petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2006

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer